Filed Pursuant to Rule 424(b)(5)
Registration No. 333-212120

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED JUNE 20, 2016

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 20, 2016)

BOK Financial Corporation

$                 % Subordinated Notes due 2056

We are offering $             aggregate principal amount of     % Subordinated Notes due 2056 (which we refer to as the “notes”).

We will pay interest on the notes at an annual rate equal to     % on March 30, June 30, September 30 and December 30 of each year, beginning on September 30, 2016. The notes will mature on June 30, 2056.

The notes will be unsecured and subordinated in right of payment to the payment of our existing and future senior indebtedness. In the event of our bankruptcy or insolvency, the holders of the notes will not be entitled to receive any payment with respect to the notes until all holders of senior indebtedness are paid in full. The notes will be effectively subordinated to our existing and future secured indebtedness, to the extent of the value of the collateral. The notes will be structurally subordinated to all existing and future indebtedness of our subsidiaries. The notes will be obligations of BOK Financial Corporation only and will not be obligations of, and will not be guaranteed by, any of our subsidiaries.

On or after June 30, 2021, we may redeem the notes, in whole at any time or in part from time to time, at their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption. Any such redemption will be subject to the prior approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve”).

The notes will be issued only in registered book-entry form, in minimum denominations of $25 and integral multiples of $25 in excess thereof.

We will apply for the listing of the notes on the NASDAQ Global Select Market (the “NASDAQ”) under the symbol “BOKFL.” If approved for listing, we expect trading of the notes on the NASDAQ to commence within 30 days after they are first issued.

The notes will not be savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and will not be insured or guaranteed by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency or instrumentality.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-8 to read about factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note		Total (3)
Public offering price (1)		%	$
Underwriting discount and commissions (2)		%	$
Proceeds, before offering expenses, to us (1)		%	$

(1)	Plus accrued interest, if any, from June , 2016.
(2)	Reflects $ aggregate principal amount of notes sold to retail investors, for which the underwriters received an underwriting discount of $ per note, and $ aggregate principal amount of notes sold to institutional investors, for which the underwriters received an underwriting discount of $ per note. Underwriting discount per note is calculated using a weighted average underwriting discount for retail and institutional orders.
(3)	Assumes no exercise of the underwriters’ option to purchase additional notes described below.

We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional $             aggregate principal amount of notes solely to cover over-allotments at the price to public less the applicable underwriting discount.

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about June     , 2016. Beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by The Depository Trust Company.

Joint Book-Running Managers

Morgan Stanley
BofA Merrill Lynch
BOSC, Inc.
Wells Fargo Securities

Prospectus Supplement dated June     , 2016.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase, any notes and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

S-ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the heading “Where You Can Find More Information.” If there is any inconsistency between the information in this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to “BOKF”, “we”, “us”, “our” or similar references mean BOK Financial Corporation, and all references to the “Company” mean BOKF and its consolidated subsidiaries, taken together.

S-iii

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings are available to the public at the SEC’s website at “http://www.sec.gov” and on our website at “https://www.bokf.com”.

In this prospectus supplement, as permitted by law, we “incorporate by reference” information from other documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus supplement is considered to be automatically updated and superseded. In other words, in case of a conflict or inconsistency between information contained in this prospectus supplement and information incorporated by reference into this prospectus supplement, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below and any documents we file with the SEC in the future under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until our offering is completed:

•	BOKF’s Annual Report on Form 10-K for the year ended December 31, 2015;

•	BOKF’s Quarterly Report on Form 10-Q for the period ended March 31, 2016; and

•	BOKF’s Current Reports on Form 8-K filed on March 14, 2016, April 28, 2016 (Item 5.07, Accession No. 0000875357-16-000053), and June 20, 2016.

Unless stated otherwise in the applicable report, information furnished under Item 2.02 or 7.01 of our Current Reports on Form 8-K is not incorporated herein by reference.

You may request a copy of any of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:

BOK Financial Corporation

Attention: Corporate Secretary

124 E. 4th Street

Tulsa, Oklahoma 74103

(918) 583-9922

Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus supplement is not part of this prospectus supplement.

S-iv

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents incorporated by reference herein contain forward-looking statements that are based on management’s beliefs, assumptions, current expectations, estimates and projections about BOKF, the financial services industry and the economy in general. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “plans,” “projects,” “will,” “intends,” variations of such words and similar expressions are intended to identify such forward-looking statements. Management judgments relating to and discussion of the provision and allowance for loan losses and accrual for off-balance sheet credit risk, allowance for uncertain tax positions, accruals for loss contingencies and valuation of mortgage servicing rights involve judgments as to expected events and are inherently forward-looking statements. Assessments that BOKF’s acquisitions and other growth endeavors will be profitable are necessarily statements of belief as to the outcome of future events, based in part on information provided by others that BOKF has not independently verified. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what is expressed, implied or forecasted in such forward-looking statements. Internal and external factors that might cause such a difference include but are not limited to changes in commodity prices, interest rates and interest rate relationships, demand for products and services, the degree of competition by traditional and non-traditional competitors, changes in banking regulations, tax laws, prices, levies and assessments, the impact of technological advances, and trends in customer behavior as well as their ability to repay loans. BOKF undertakes no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

S-v

SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and does not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in the notes. You should pay special attention to the “Risk Factors” section of this prospectus supplement to determine whether an investment in the notes is appropriate for you.

BOK Financial Corporation

BOKF is a financial holding company incorporated in the state of Oklahoma in 1990 whose activities are governed by the Bank Holding Company Act of 1956, as amended by the Financial Services Modernization Act or Gramm-Leach-Bliley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act. BOKF offers full service banking in Oklahoma, Texas, New Mexico, Northwest Arkansas, Colorado, Arizona, and Kansas/Missouri. At December 31, 2015, BOKF reported total consolidated assets of $31 billion and ranked as the 53rd largest U.S. bank holding company based on asset size. The common stock of BOKF is traded on the NASDAQ under the symbol “BOKF.” George B. Kaiser, who is Chairman of the Board of Directors of BOKF, owns approximately 60.3% of the common stock of BOKF.

BOKF’s principal subsidiary is BOKF, National Association (the “Bank”), a national banking association organized under the banking laws of the United States. The Bank maintains its principal executive offices in Tulsa, Oklahoma and is the largest bank in Oklahoma, based on deposits. As of March 31, 2016, on a consolidated basis, the Bank had total assets of approximately $31 billion, total deposits of approximately $21 billion and total equity capital of approximately $2.9 billion. At March 31, 2016, the Bank had 152 banking locations and approximately 4,500 employees. The consolidated assets of the Bank represented approximately 99% of the consolidated assets of BOKF as of March 31, 2016. The consolidated earnings of the Bank represented approximately 98% and 99% of the consolidated earnings of BOKF for the twelve month period ended December 31, 2015 and the three month period ended March 31, 2016, respectively.

The Bank operates TransFund, Cavanal Hill Investment Management, BOK Financial Asset Management, Inc. and seven banking divisions: Bank of Albuquerque, Bank of Arizona, Bank of Arkansas, Bank of Kansas City, Bank of Oklahoma, Bank of Texas and Colorado State Bank and Trust. BOKF has certain other non-bank subsidiary operations that are not subsidiary operations of the Bank and do not have a significant effect on BOKF’s financial statements.

The Company’s overall strategic objective is to emphasize growth in long-term value by building on our leadership position in Oklahoma through expansion into other high-growth markets in contiguous states. We operate primarily in the metropolitan areas of Tulsa and Oklahoma City, Oklahoma; Dallas, Fort Worth and Houston, Texas; Albuquerque, New Mexico; Denver, Colorado; Phoenix, Arizona, and Kansas City, Kansas/Missouri. Our acquisition strategy targets fairly priced quality organizations with demonstrated solid growth that would supplement our principal lines of business. We provide additional growth opportunities by hiring talent to enhance competitiveness, adding locations and broadening product offerings. Our operating philosophy embraces local decision-making in each of our geographic markets while adhering to common Bank standards.

The Company’s primary focus is to provide a comprehensive range of nationally competitive financial products and services in a personalized and responsive manner. Products and services include loans and deposits, cash management services, fiduciary services, mortgage banking and brokerage and trading services to middle-market businesses, financial institutions and consumers. Commercial banking represents a significant part of our business. Our credit culture emphasizes building relationships by making high quality loans and providing a full range of financial products and services to our customers. Our energy financing expertise enables us to offer commodity derivatives for customers to use in their risk management. We also offer derivative products for customers to use in managing their interest rate and foreign exchange risk. Our diversified base of revenue sources is designed to generate returns in a range of economic situations. Historically, fees and commissions provide 43% to 49% of our total revenue. Approximately 48% of our revenue came from fees and commissions in 2015.

The Company continually evaluates business combination opportunities and frequently conducts due diligence activities in connection with possible business combinations. Business combination discussions and, in some cases, negotiations, frequently take place, and future business combinations involving cash, debt or equity securities may occur. Any future business combination or series of business combinations that the Company might undertake may be material, in terms of assets acquired or liabilities assumed, to the Company’s financial condition.

BOKF’s corporate headquarters is located at Bank of Oklahoma Tower, Boston Avenue at Second Street, Tulsa, Oklahoma 74172.

Financial Information

See the documents referred to under “Where You Can Find More Information” for information concerning the Company’s financial conditions and results of operations as of and for the three months ended March 31, 2016 and as of and for the years ended December 31, 2015, 2014 and 2013.

The Company reported net income of $42.6 million for the first quarter of 2016, compared to $74.8 million for the first quarter of 2015 and $59.6 million for the fourth quarter of 2015. Net income for the first quarter of 2016 was negatively impacted by:

•	a higher provision for credit losses ($35.0 million for the quarter) that was largely a result of the extended decline in commodity prices and its impact on our energy portfolio, which constituted approximately 19% of total loans at March 31, 2016;

•	a change in the fair value of mortgage servicing rights, net of economic hedges, that decreased pre-tax net income by $11.4 million and was largely driven by a decrease in mortgage interest rates during the quarter and a narrowing in the forward-looking spread between primary mortgage interest rates offered to borrowers and secondary mortgage interest rates required by investors; and

•	several litigation accruals and post-acquisition valuation adjustments to a consolidated merchant banking investment during the quarter.

Risk Factors

An investment in the notes involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page S-8 of this prospectus supplement and in the “Risk Factors” section included in our Annual Report on Form 10-K for the year ended December 31, 2015, as well as other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, including our financial statements and the notes thereto, before making an investment decision.

Summary of the Offering

The following summary contains basic information about the notes offered hereby and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, you should read the section of this prospectus supplement entitled “Description of the Notes.”

Issuer	BOK Financial Corporation, an Oklahoma corporation.

Securities offered hereby	$ aggregate principal amount (or $ aggregate principal amount if the underwriters exercise their overallotment option in full) of % Subordinated Notes due 2056 (the “notes”).

The notes will be issued under a subordinated notes indenture, expected to be dated on or about June , 2016, between BOKF and U.S. Bank National Association, as trustee (the “indenture”).

Issue price	100% plus accrued interest, if any, from and including June , 2016.

Maturity date	June 30, 2056.

Interest rate; Interest payment dates	We will pay interest on the notes at an annual rate equal to % on March 30, June 30, September 30 and December 30 of each year (each, an “interest payment date”), beginning on September 30, 2016.

Record dates	March 15, June 15, September 15 and December 15.

Day count convention	30/360.

No guarantees	The notes will not be guaranteed by any of our subsidiaries. As a result, the notes will be structurally subordinated to the liabilities of our subsidiaries as discussed below under “Ranking.”

Ranking	The notes will be unsecured and:

•	subordinated in right of payment to the payment of our existing and future senior debt (as defined in the indenture and described under “Description of the Notes—Subordination”);

•	will rank equally in right of payment with all of our existing and future indebtedness ranking on a parity with the notes;

•	will be structurally subordinated to all existing and future indebtedness of our subsidiaries;

•	will be effectively subordinated to any of our existing and future secured indebtedness, to the extent of the value of the collateral securing such indebtedness; and

•	will rank senior in right of payment to any of our obligations that rank junior and not equally with or senior to the notes.

As of March 31, 2016, BOKF had no outstanding senior debt and no outstanding securities ranking on a parity with the notes. Our subsidiaries (including the Bank) had total deposits, debt and other liabilities of approximately $28 billion, all of which ranks structurally senior to the notes.

The indenture does not limit the amount of additional indebtedness we or our subsidiaries may incur.

Optional redemption	We may redeem the notes, in whole or in part, on or after June 30, 2021 at 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but not including, the date of redemption. Our ability to exercise the option to redeem the notes prior to their maturity date, in the circumstance described above, is subject to our first having received prior approval of the Federal Reserve to redeem the notes.

Form	Fully-registered global notes in book-entry form.

Denominations	$25 and integral multiples of $25 in excess thereof.

Future issuances	The notes will initially be limited to an aggregate principal amount of $ (or approximately $ million aggregate principal amount if the underwriters exercise their over-allotment option to purchase additional notes in full). We may, from time to time, without notice to or consent of the noteholders, increase the aggregate principal amount of the notes outstanding by issuing additional notes in the future with the same terms as the notes, except for the issue date and offering price, and such additional notes shall be consolidated with the notes issued in this offering and form a single series of notes.

Use of proceeds	We expect to use the net proceeds from this offering of approximately $ million (or approximately $ million aggregate principal amount if the underwriters exercise their over-allotment option to purchase additional notes in full) after deducting the underwriters’ discount and estimated offering expenses payable by us, for general corporate purposes, including to fund a portion of the $102.5 million cash consideration payable to shareholders of MBT Bancshares upon the closing of the Company’s pending acquisition of MBT Bancshares.

See the section entitled “Use of Proceeds.”

Governing law	The notes and the indenture will be governed by the laws of the State of New York.

Trustee	U.S. Bank National Association.

Listing	We intend to apply to list the notes on the NASDAQ under the symbol “BOKFL.” If approved for listing, we expect trading of the notes on the NASDAQ to commence within 30 days after they are first issued.

No prior market	The notes will be new securities for which there are no existing markets. Although the underwriters have informed us that they intend to make a market in the notes, they are not obligated to do so, and they may discontinue market-making activities at any time without notice. We cannot assure you that an active or liquid market for the notes will develop or be maintained.

Conflicts of interest	BOSC, Inc., an underwriter for the notes offered hereby, is a wholly-owned subsidiary of BOKF. As a result, a “conflict of interest” is deemed to exist under Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. Consequently, any offer or sale of the notes by BOSC, Inc. will be conducted in accordance with the requirements of FINRA Rule 5121.

Summary Selected Consolidated Historical Financial Information

The following selected consolidated condensed financial information for the Company as of December 31, 2015, 2014 and 2013 and for the three months ended March 31, 2016 and 2015, is derived from our unaudited interim consolidated financial statements and related notes incorporated by reference herein. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited periods have been made. The selected operating data presented below for the three months ended March 31, 2016 are not necessarily indicative of a full year’s operations. This information should be read in conjunction with our consolidated financial statements and the related notes thereto and other detailed information in our Annual Report on Form 10-K for the year ended December 31, 2015.

	As of or for the Three Months Ended March 31,		As of or for the Years Ended December 31,
	2016	2015	2015	2014	2013
	(unaudited)
	(In thousands, except per share data)
Selected financial condition data:
Total assets	$31,413,945	$30,299,978	$31,476,128	$29,089,698	$27,015,432
Loans, net	15,789,410	14,486,450	15,715,630	14,018,981	12,606,868
Investment Securities:
Available for sale	8,886,036	9,158,175	9,042,733	8,978,945	10,147,162
Held to maturity	576,047	634,587	597,836	652,360	677,878
Deposits	20,418,320	21,153,347	21,088,158	21,140,859	20,269,327
Borrowings	6,553,103	5,039,063	6,277,865	3,726,277	3,069,690
Stockholders equity	3,321,555	3,357,161	3,230,556	3,302,179	3,020,049
Common shares outstanding	66,155,103	68,922,314	65,894,032	69,113,736	68,858,493
Selected operations data:
Interest income	$201,796	$184,569	$766,828	$732,239	$745,371
Interest expense	19,224	16,843	63,474	67,045	70,894
Net interest income	182,572	167,726	703,354	665,194	674,477
Provision for credit losses	35,000	—	34,000	—	(27,900)
Net interest income after provision for credit losses	147,572	167,726	669,354	665,194	702,377
Noninterest income	159,744	166,017	666,853	621,958	620,272
Noninterest expense	244,900	220,265	904,564	847,522	840,620
Income before income taxes	62,416	113,478	431,643	439,630	482,029
Income taxes	21,428	38,384	139,384	144,151	163,098
Net income	40,988	75,094	292,259	295,479	318,931
Net income available to common stockholders	$42,564	$74,843	$288,565	$292,435	$316,609
Stock and related per share data:
Earnings per common share:
Basic	$0.64	$1.08	$4.22	$4.23	$4.61
Diluted	0.64	1.08	4.21	4.22	4.59
Cash dividends	0.43	0.42	1.69	1.62	1.54
Book value	50.21	48.71	49.03	47.78	43.86

Ratio of Earnings to Fixed Charges

Our consolidated ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Three Months Ended March 31,		Years Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	6.80x	17.57x	16.57x	18.80x	21.80x	20.85x	12.81x

Including interest on deposits	3.93x	6.99x	7.00x	6.83x	7.12x	6.78x	4.54x

The ratio of earnings to fixed charges is calculated in accordance with SEC requirements and computed by dividing earnings by fixed charges. For purposes of computing our ratio of earnings to fixed charges, earnings consist of net income before taxes plus fixed charges. Fixed charges, excluding interest on deposits, consist of interest expense and one-third of our rental expense, which we estimate to represent interest.

RISK FACTORS

An investment in the notes involves material risks. There are risks, many beyond our control, that could cause our financial condition, liquidity or results of operations to differ materially from management’s expectations. This prospectus supplement does not describe all of those risks. The following is a list of certain risks specific to the notes. Before purchasing the notes, you should carefully consider these risks and the more detailed explanation of risks described in BOKF’s Annual Report on Form 10-K for the year ended December 31, 2015 under the caption “Item 1A. Risk Factors” and other information included in or incorporated by reference into this prospectus supplement. Any of these risks, by itself or together with one or more other factors, may materially and adversely affect our business, results of operations, liquidity or financial condition or the market price or liquidity of the notes. These risks and the risks presented below are not the only risks that we face. Additional risks that we do not presently know or that we currently deem immaterial may also have a material adverse effect on our business, results of operations, liquidity or financial condition or the market price or liquidity of the notes. Further, to the extent that any of the information contained herein constitutes forward-looking statements, the risk factors below and in the documents incorporated by reference also are cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any such forward-looking statements. See “Forward-Looking Statements” on page S-v of this prospectus supplement.

While the risks described below primarily address the notes, the risks described in BOKF’s Annual Report on Form 10-K address more broadly the risks and uncertainties that could have a material impact on the Company’s financial conditions and results of operations, including:

•	the potential impact of extended oil and gas commodity price downturns on the Company’s customers and, accordingly, its own results of operations, particularly given that the Company’s energy portfolio constituted approximately 19% of total loans at March 31, 2016, and

•	the potential for adverse regional economic developments in states where the Company’s activities are concentrated (particularly Texas and Oklahoma, where loans to businesses and individuals with collateral primarily located in those states represented approximately 33% and 23%, respectively, of total loans as of March 31, 2016).

Our obligations under the notes will be unsecured and subordinated.

Our obligations under the notes will be unsecured and subordinated to all of our existing and future senior debt. As of March 31, 2016, BOKF had no outstanding senior debt and no outstanding securities ranking on a parity with the notes. Our subsidiaries (including the Bank) had total deposits, debt and other liabilities of approximately $28 billion, all of which ranks structurally senior to the notes. We may incur substantial additional indebtedness, including additional senior debt and indebtedness ranking on a parity with the notes, in the future. The indenture does not contain any limitation on the amount of debt or other obligations that we may incur hereafter.

Holders of the notes will have limited rights if there is an event of default.

Payment of principal on the notes may be accelerated only in the case of certain events of bankruptcy or insolvency or reorganization involving BOKF or receivership of the Bank. There is no right of acceleration in the case of default in the payment of principal or interest on the notes or in the performance of any of our other obligations under the notes.

The notes will be our obligations and not obligations of our subsidiaries and will be structurally subordinated to the debt of our subsidiaries, which will not guarantee the notes.

Our right to participate in any distribution of assets of our subsidiaries upon their liquidation or otherwise, and thus your ability as a holder of the notes to benefit indirectly from such distribution, will be subject to the prior claims of depositors and creditors of our subsidiaries, except to the extent that any of our claims as a creditor of our subsidiary may be recognized. The notes will not be guaranteed by any of our subsidiaries. As a result, the notes will be structurally subordinated to all existing and future liabilities and obligations of our subsidiaries, including the Bank. As of March 31, 2016, the Bank’s total deposits and borrowings were approximately $21 billion and $6.6 billion, respectively. The Bank and our other subsidiaries may incur additional debt and liabilities in the future, all of which would rank structurally senior to the notes.

We are a holding company and depend on our subsidiaries for payments of principal and interest.

The notes will be exclusively our obligations and not those of our subsidiaries. We are a holding company that conducts substantially all of our operations through the Bank. As a result, our ability to make payments of the principal of and interest on the notes will depend primarily upon the receipt of dividends and other distributions from the Bank.

Like all national banks, the Bank would be required to obtain the prior approval of the OCC to declare and pay a dividend to BOKF if the total of all dividends declared by it in any calendar year would exceed the sum of its net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. Federal law also prohibits the Bank, like all national banks, from paying dividends that would be greater than the bank’s undivided profits after deducting statutory bad debt in excess of the bank’s allowance for loan losses. Under the foregoing dividend restrictions, minimum capital requirements and management’s internal capital policy, as of March 31, 2016, the Bank could pay aggregate dividends of approximately $126 million to BOKF without obtaining affirmative governmental approvals. This amount is not necessarily indicative of amounts that may be paid or available to be paid in future periods.

The notes will be effectively junior to all of our and our subsidiaries’ secured indebtedness.

The notes will be effectively subordinated to any future secured debt we or our subsidiaries may incur, to the extent of the value of the assets securing such debt. In the event that we are declared bankrupt, become insolvent or are liquidated or reorganized, any debt that ranks ahead of the notes will be entitled to be paid in full from our assets before any payment may be made with respect to the notes. Holders of the notes will participate in our remaining assets ratably with all holders of our unsecured indebtedness that is deemed to be of the same ranking as notes based upon the respective amounts owed to each holder or creditor. In any of the foregoing events, we may not have sufficient assets to pay amounts due on the notes. As a result, if holders of the notes receive any payments, they may receive less, ratably, than holders of secured indebtedness.

Although we do not currently have outstanding any secured indebtedness for money borrowed, the indenture does not preclude us from issuing secured debt.

The notes will not restrict our ability to incur additional debt.

Neither we nor any of our subsidiaries is restricted by the indenture from incurring additional debt or other liabilities, including additional senior debt. If we incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. We expect to incur, from time to time, additional debt and other liabilities. In addition, we are not restricted under the indenture from granting security interests over our assets, paying dividends or issuing or repurchasing our securities.

In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction, reorganization, a default under our existing indebtedness, restructuring, merger or similar transaction that may adversely affect the credit quality of BOKF, except to the extent described under “Description of the Notes—Merger, consolidation or sale of assets”, as applicable, included in this prospectus supplement.

The notes will not be insured or guaranteed by the FDIC.

The notes will not be savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and will not be insured or guaranteed by the FDIC or any other governmental agency or instrumentality.

You may be unable to sell the notes because there will be no public trading markets for the notes.

We will apply to list the notes on the NASDAQ under the symbol “BOKFL.” If approved for listing, we expect trading of the notes on the NASDAQ to commence within 30 days after they are first issued. The listing of the notes will not necessarily ensure that an active trading market will be available for the notes or that you will be able to sell your notes at the price you originally paid for them or at the time you wish to sell them. Future trading prices of the notes will depend on many factors including, among other things, prevailing interest rates, our operating results and the market for similar securities. Generally, the liquidity of, and trading market for, the notes may also be materially and adversely affected by declines in the market for similar debt securities. Such a decline may materially and adversely affect such liquidity and trading independent of our financial performance and prospects.

Our credit ratings may not reflect all risks of an investment in the notes.

The credit ratings assigned to the notes may not reflect the potential impact of all risks related to structure and other factors on any trading market, if any, for, or trading value of, the notes. In addition, real or anticipated changes in our credit ratings will generally affect any trading market, if any, for, or trading value of, the notes. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of investing in the notes in light of your particular circumstances. A credit rating is not a recommendation to buy, sell or hold securities and may be revised, suspended or withdrawn by the rating agency at any time.

The notes are subject to early redemption.

We may redeem the notes in whole or in part, on or after June 30, 2021 at a redemption price equal to 100% of the principal amount of the notes to be redeemed, in each case plus accrued interest on the notes to be redeemed to the date on which the notes are to be redeemed. The notes are less likely to become subject to early redemption during periods when interest is accruing on the notes at a rate below that which we would pay on any new issue of our interest-bearing debt securities having a maturity equal to the remaining term of the notes. The notes are more likely to become subject to early redemption during periods when interest is accruing on the notes at a rate above that which we would pay on any new issue of interest-bearing debt securities having a maturity equal to the remaining term of the notes. In the event that we redeem your notes prior to the maturity date, you will receive only 100% of the principal amount of the notes to be redeemed, in each case plus accrued interest on the notes to be redeemed to the date on which the notes are to be redeemed, as described under “Description of the Notes—Optional redemption” in this prospectus supplement.

USE OF PROCEEDS

We expect to use the net proceeds from this offering of approximately $                 million (or approximately $                 million aggregate principal amount if the underwriters exercise their over-allotment option to purchase additional notes in full) after deducting the underwriters’ discount and estimated offering expenses payable by us, for general corporate purposes, including to fund a portion of the $102.5 million cash consideration payable to shareholders of MBT Bancshares upon the closing of the Company’s pending acquisition of MBT Bancshares.

CAPITALIZATION

The following table sets forth our liabilities and equity and capital ratios as of March 31, 2016 on an actual basis and as adjusted to give effect to this offering, after deducting underwriters’ discounts and estimated offering expenses payable by us. You should read this table in conjunction with our consolidated financial statements and the notes thereto included in the documents incorporated by reference into this prospectus supplement.

	As of March 31, 2016
	Actual	As Adjusted for this Offering
	(In thousands)
	(unaudited)
Liabilities
Deposits	$20,418,320	$20,418,320
Federal funds purchased and securities sold under agreements to repurchase	692,856	692,856
Other borrowed money	5,633,862	5,633,862
Subordinated notes and debentures	226,385
Derivative contracts, net	705,578	705,578
Other liabilities	380,679	380,679

Total Liabilities	$28,057,680

Equity
Common stock	$4	$4
Additional paid-in capital	987,046	987,046
Retained earnings	2,718,301	2,718,301
Treasury stock	(476,905)	(476,905)
Accumulated other comprehensive income (loss)	93,109	93,109
Noncontrolling minority interests	34,710	34,710

Total Equity	$3,356,265	$3,356,265

Risk-based capital ratios:
Common equity Tier 1(1)	12.00%	12.00%
Tier 1 capital	12.00%	12.00%
Total capital	13.21%	%

(1)	Effective January 1, 2015

DESCRIPTION OF THE NOTES

The notes will be a series of our subordinated debt securities. The notes will be issued under a subordinated notes indenture, expected to be dated on or about June     , 2016, between us and U.S. Bank National Association, a national banking association, as trustee (the “trustee”, and the “indenture”). The trustee’s main role is to enforce your rights against us if we default. The following Description of the Notes and the indenture may not be complete and is subject to and qualified in its entirety by reference to all of the provisions of the notes and the indenture. Wherever we refer to particular sections or defined terms of the indenture, it is our intent that those sections or defined terms will be incorporated by reference in this prospectus supplement. We urge you to read these documents because they, and not this description, define your rights as a holder of the notes.

General

The notes will be unsecured and will be subordinated, as described further below. The notes will mature at 100% of their principal amount on June 30, 2056 (the “maturity date”). The notes will not be entitled to any sinking fund. The notes will be issued in fully registered book-entry form without coupons and in denominations of $25 and integral multiples of $25 in excess thereof.

Payments of principal and interest to owners of the book-entry interests described under “Book-Entry, Delivery and Form” are expected to be made in accordance with the procedures of The Depository Trust Company (“DTC”) and its participants.

The indenture contains no covenants or restrictions restricting the incurrence of debt by us or by our subsidiaries. The indenture contains no financial covenants and does not restrict us from paying dividends or issuing or repurchasing other securities, and does not contain any provision that would provide protection to the holders of the notes against a sudden and dramatic decline in credit quality resulting from a merger, takeover, recapitalization or similar restructuring or any other event involving BOKF or its subsidiaries that may adversely affect the credit quality of BOKF.

The notes will not be savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and will not be insured or guaranteed by the FDIC or any other governmental agency or instrumentality.

Interest

The notes will bear interest at an annual rate equal to     %. Interest on the notes will be payable quarterly in arrears on March 30, June 30, September 30 and December 30 of each year (each such date, an “interest payment date”), beginning on September 30, 2016, to the persons in whose names the notes are registered at 5:00 p.m., New York City time, on the preceding March 15, June 15, September 15 and December 15 of each year. Interest on the notes at the maturity date will be payable to the persons to whom principal is payable. Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. Interest payments on the notes will be the amount of interest accrued from and including June     , 2016 or the most recent interest payment date on which interest has been paid to but excluding the interest payment date or the maturity date, as the case may be.

If an interest payment date or the maturity date falls on a day that is not a business day, the related payment of interest and principal will be made on the next day that is a business day, and no interest on the notes or such payment will accrue for the period from and after such interest payment date or maturity date, as the case may be.

When we refer to a “business day” with respect to the notes, we mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Subordination

The obligation of BOKF to make payments of principal and interest on the notes will be subordinate and junior in right of payment to all of its senior debt. The indenture does not restrict us in any way now or in the future from incurring senior debt or indebtedness that would be pari passu with or subordinate to the notes.

The indenture defines “senior debt” as the principal of (and premium, if any) and interest, if any, on:

•	our obligations for money borrowed;

•	indebtedness evidenced by bonds, debentures, notes or similar instruments;

•	similar obligations arising from off-balance sheet guarantees and direct credit substitutes;

•	reimbursement obligations with respect to letters of credit, bankers’ acceptances or similar facilities;

•	obligations issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business);

•	capital lease obligations;

•	obligations associated with derivative products including but not limited to securities contracts, foreign currency exchange contracts, swap agreements (including interest rate and foreign exchange rate swap agreements), cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange rate agreements, options, commodity futures contracts, commodity option contracts and similar financial instruments; and

•	debt of others described in the preceding clauses that we have guaranteed or for which we are otherwise liable,

unless, in any case in the instrument creating or evidencing any such indebtedness or obligation, or pursuant to which the same is outstanding, it is provided that such indebtedness or obligation is not superior in right of payment to the notes or to other debt that is pari passu with or subordinate to the notes.

Senior debt does not include:

•	trade accounts payable and accrued liabilities arising in the ordinary course of business, which will rank equally in right of payment and upon liquidation with the notes;

•	any debt of ours which when incurred and without respect to any election under Section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to us;

•	any debt of ours to any of our subsidiaries;

•	any debt to any employee of ours; or

•	any other debt securities issued pursuant to our subordinated notes indenture, expected to be dated on or about June , 2016 (except if such debt securities are not, or no longer are, subject to the subordination provision of such indenture).

Upon any payment or distribution of assets to creditors in case of BOKF’s liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors or any bankruptcy, insolvency, or similar proceedings, all holders of senior debt will be entitled to receive payment in full of all amounts due before the holders of the notes will be entitled to receive any payment of principal or interest on their notes. In addition, no payment on account of principal or interest on the notes shall be made by the BOKF if, at the time of such payment or immediately after giving effect thereto, there shall have occurred an event of default with respect to any senior debt of BOKF, permitting the holders thereof (or a trustee on behalf of the holders thereof) to accelerate the maturity thereof, or an event that, with the giving of notice or the passage of time or both, would constitute such event of default, and such event of default shall not have been cured or waived.

Since we are a holding company, our rights and the rights of our creditors, including holders of the notes, to participate in the assets of any of our subsidiaries upon the liquidation or reorganization of any of our subsidiaries will be subject to prior claims of the creditors of any such subsidiary, including, in the case of the Bank, its depositors, except to the extent that we are a creditor of such subsidiary with recognized claims against the subsidiary. Claims on our subsidiaries by creditors other than us may include claims with respect to long-term debt and substantial obligations with respect to deposit liabilities, federal funds purchased, securities sold under repurchase agreements, other short-term borrowings and various other financial obligations.

Merger, consolidation or sale of assets

We may consolidate with or merge into any other corporation, or convey or transfer our properties and assets substantially as an entirety to any person or entity, provided that:

•	the corporation formed by such consolidation or into which we are merged or the person or entity which acquires by conveyance or transfer our properties and assets substantially as an entirety is a corporation organized and existing under the laws of the United States or any State or the District of Columbia, and expressly assumes, by supplemental indenture, the due and punctual payment of the principal of and interest on all of the outstanding notes and the due and punctual performance and observance of all of the covenants and conditions to be performed by us contained in the indenture;

•	immediately after giving effect to the transaction, no event of default or default under the indenture, and no event which, after notice or the lapse of time or both, would become an event of default or a default, shall have occurred and be continuing; and

•	certain other conditions that are described in the indenture are met.

Upon any such consolidation or merger, or conveyance or transfer, the successor corporation formed, or into which we are merged or to which such conveyance or transfer is made, shall succeed to, and be substituted for, us under the indenture.

This covenant would not apply to any recapitalization transaction, change of control of us or a transaction in which we incur a large amount of additional debt unless the transactions or change of control included a merger or consolidation or transfer of all or substantially all of our assets. There are no covenants or other provisions in the indenture providing for a put option, or increased interest, or that would otherwise afford holders of the notes additional protection in the event of a recapitalization transaction, a change of control of us or a transaction in which we incur or acquire a large amount of additional debt.

Although there is a limited body of case law interpreting the phrase “substantially as an entirety” and similar phrases, there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve the property or assets of a person “substantially as an entirety”.

Additional notes

The notes will initially be limited to an aggregate principal amount of $                 (or approximately $                 million aggregate principal amount if the underwriters exercise their over-allotment option to purchase additional notes in full). We may in the future from time to time, without notice to or consent of the holders of the notes, create and issue additional notes having the same terms and conditions as the notes offered by this prospectus supplement in all respects, except for any differences in the issue date and price and interest accrued prior to the issue date of the additional notes; provided that no such additional notes may be issued unless they will be fungible with the notes offered hereby for U.S. federal income tax and securities law purposes; and provided, further, that the additional notes have the same CUSIP number as the notes offered hereby. The notes offered hereby and any additional notes would rank equally and ratably and would be treated as a single class for all purposes under the indenture. No additional notes may be issued if any event of default has occurred and is continuing with respect to the notes.

Optional redemption

We will have the option to redeem the notes in whole or in part, on or after June 30, 2021 at a redemption price equal to 100% of the principal amount of the notes to be redeemed, in each case plus accrued interest on the notes to be redeemed to the date on which the notes are to be redeemed.

We must give the holders of the notes to be redeemed notice of the redemption not less than 30 days or more than 60 days before the redemption date. If we elect to redeem fewer than all the notes, the trustee will select the particular notes to be redeemed on a pro rata basis, by-lot or by such other method of selection, if any, that the trustee deems fair and appropriate.

The notes are not mandatorily redeemable at the option of the holders.

Prior Federal Reserve approval

Our ability to exercise the option to redeem the notes prior to their maturity date, in the circumstance described above, is subject to our first having received prior approval of the Federal Reserve to redeem the notes.

Events of default; waiver

Under the indenture, an event of default will occur with respect to the notes only upon the occurrence of certain events of bankruptcy, insolvency or reorganization of BOKF or a receivership of a principal subsidiary bank. The term “principal subsidiary bank” means each of (i) any bank subsidiary the consolidated assets of which constitute 40% or more of our consolidated assets and (ii) any other bank subsidiary designated as a “principal subsidiary bank” by our Board of Directors; provided that if the Federal Reserve notifies us that our bank subsidiary that is a principal subsidiary bank applying the tests in clause (i) or (ii) above does not qualify as a “major subsidiary depository institution” within the requirements of the Federal Reserve’s risk-based capital regulations applicable to bank holding companies, such bank subsidiary will not be a principal subsidiary bank from and after the time we receive from the Federal Reserve such a notice. Currently, the Bank is our only principal subsidiary bank.

If an event of default occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount and interest to be due and payable immediately. The foregoing provision would, in the event of the bankruptcy or insolvency involving BOKF, be subject as to enforcement to the broad equity powers of a federal bankruptcy court and to the determination by that court of the nature and status of the payment claims of the holders of the notes. Subject to certain conditions, but before a judgment or decree for payment of the money due has been obtained, this declaration may be annulled by the holders of a majority in principal amount of the outstanding notes of that series.

There is no right of acceleration in the case of a default in the payment of principal of or interest on the notes or in our non-performance of any other obligation under the notes or the indenture. If we default in our obligation to pay any interest on the notes when due and payable and such default continues for a period of thirty days, or if we default in our obligation to pay the principal amount due upon maturity, or if we breach any covenant or agreement contained in the indenture, then the trustee may, subject to certain limitations and conditions, seek to enforce its rights and the rights of the holders of notes of the performance of any covenant or agreement in the indenture.

The indenture also provides that the holders of not less than a majority in principal amount of the notes may waive any past default with respect to the notes and its consequences, except a default consisting of:

•	our failure to pay the principal of or interest on the notes; or

•	a default relating to a covenant or provision contained in the indenture that cannot be modified or amended without the consent of the holders of each outstanding note.

The indenture contains a provision entitling the trustee, acting with the required standard of care, to be indemnified by the holders of any outstanding notes before proceeding to exercise any right or power under the indenture at the holders’ request. The holders of a majority in principal amount of outstanding notes of a series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or other power conferred on the trustee, with respect to the notes of that series. However, the trustee may refuse to follow any direction which is in conflict with any law or the indenture, which may involve the trustee in personal liability or which may be unduly prejudicial to the holders of the notes not joining in the direction.

The indenture provides that no holder of the notes may institute a proceeding with respect to the indenture or for any remedy under the indenture, unless such holder has previously given notice to the trustee of a default or an event of default and the trustee fails to act for 60 days after:

•	it has received a written request to institute proceedings in respect of a default or an event of default from the holders of not less than 25% in principal amount of the notes, as well as an offer of indemnity reasonably satisfactory to the trustee; and

•	no direction inconsistent with such written request has been given to the trustee during that 60-day period by the holders of a majority in principal amount of the notes.

These limitations do not apply to a suit instituted by a holder of a note for the enforcement of payment of the principal of or any premium and interest on the note on or after the maturity date.

Modification of the indenture

Except as set forth below, modification and amendment of the indenture as applicable to the notes may be made only with the consent of the holders of not less than a majority in principal amount of the notes and all other series of debt securities issued under the indenture and affected by such modification or amendment (voting as one class).

No modification or amendment of the indenture as applicable to the notes may, without the consent of each holder affected thereby, do any of the following:

•	change the stated maturity or due date of the principal of or interest payable on the notes or change any place of payment where or the currency in which such principal and interest is payable;

•	change the earliest redemption date of the notes;

•	reduce the principal amount of or the rate or amount of interest on the notes;

•	impair the right to institute suit for the enforcement of any payment on or with respect to the notes;

•	reduce the percentage of the holders of the notes necessary to modify or amend the indenture, or to waive compliance with certain provisions thereof or certain defaults and consequences thereunder;

•	modify any of the provisions with respect to the subordination of the notes of any series in a manner adverse to the holders; and

•	modify or affect in any manner adverse to the holders the terms and conditions of our obligation in respect of the due and punctual payment of the principal of or interest on the notes.

We and the trustee may modify or amend the indenture as applicable to the notes, without the consent of any holder of the notes, for any of the following purposes:

•	to evidence the succession of another person to us as obligor under the indenture;

•	to evidence and provide for the acceptance or appointment of a successor trustee with respect to the notes or facilitate the administration of the trusts under the indenture by more than one trustee;

•	to add to the covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us in the indenture, provided that such action shall not adversely affect the interests of the holders of the notes;

•	to add additional events of default;

•	to cure any ambiguity, defect or inconsistency in the indenture, provided that such action shall not adversely affect the interests of the holders of the notes in any material respect;

•	to secure the notes;

•	to establish the form of any securities and to provide for the issuance of any series of securities under the indenture and to set forth the terms thereof;

•	to provide for the issuance of notes in uncertificated form in place of certificated notes;

•	to qualify the indenture under the Trust Indenture Act; or

•	to comply with the rules and regulations of any securities exchange or automated quotation system on which the notes may be listed or traded.

No modification or amendment of the indenture that affects the superior position of any holder of senior debt will be effective against any such holder unless such holder will have consented to such modification or amendment.

Discharge of obligations

Under the indenture, we may discharge certain obligations to holders of the notes that have not already been delivered to the trustee for cancellation. We can discharge these obligations by irrevocably depositing with the trustee funds in United States dollars or government obligations in an amount sufficient to pay the entire indebtedness on the notes, including the principal of and interest payable on the notes to the date of the deposit, if the notes have become due and payable, or to the maturity date, if the notes have not yet become due and payable. If the notes are not to become due and payable within one year of the date of such deposit, we must provide notice of such deposit to the holders of the notes.

Amounts deposited with the trustee in connection with the discharge of obligations described above and not prohibited under the subordination provisions of the indenture when deposited will not be subject to the subordination.

Trustee

U.S. Bank National Association will act as trustee for the notes. From time to time, we and some of our subsidiaries may maintain deposit accounts and conduct other banking transactions, including lending transactions, with the trustee in the ordinary course of business. Additionally, we maintain banking relationships with U.S. Bank National Association and its affiliates in the ordinary course of business. These banking relationships include U.S. Bank National Association serving as trustee under the indenture involving our existing debt securities and providing us with general banking services. Upon the occurrence of an event of default or a default under the notes, or upon the occurrence of a default under another indenture under which U.S. Bank National Association serves as trustee, the trustee may be deemed to have a conflicting interest with respect to the other debt securities as to which we are not in default for purposes of the Trust Indenture Act and, accordingly, may be required to resign as trustee under the indenture. In that event, we would be required to appoint a successor trustee for the notes.

Notices

Any notices required to be given to the holders of the notes will be given to DTC.

Governing Law

The indenture and the notes are governed by and will be construed in accordance with the laws of the State of New York.

BOOK-ENTRY, DELIVERY AND FORM

General

The notes offered hereby will be issued in registered, global form in minimum denominations of $25 and integral multiples of $25 in excess thereof. The notes will be issued on the issue date therefor only against payment in immediately available funds.

The notes offered hereby initially will be represented by one or more permanent global certificates (which may be subdivided) in definitive, fully registered form without interest coupons, which we refer to as the “global notes”.

The global notes will be deposited upon issuance with the trustee, as custodian for DTC in New York, New York, and registered in the name of DTC, as described below under “—Depositary procedures”.

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below under “—Exchange of book-entry notes for certificated notes”.

Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC, which may change from time to time.

Depositary procedures

The following description of the operations and procedures of DTC are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them.

We do not take any responsibility for these operations and procedures and urge investors to contact the systems or their participants directly to discuss these matters. DTC is a limited-purpose trust company created to hold securities for its participating organizations, referred to as “participants,” and facilitate the clearance and settlement of transactions in those securities between DTC’s participants through electronic book-entry changes in accounts of its participants. DTC’s participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly, which entities are referred to as “indirect participants”.

Persons who are not DTC participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants. DTC has no knowledge of the identity of beneficial owners of securities held by or on behalf of DTC. DTC’s records reflect only the identity of its participants to whose accounts securities are credited. The ownership interests and transfer of ownership interests of each beneficial owner of each security held by or on behalf of DTC are recorded on the records of DTC’s participants and indirect participants.

Pursuant to procedures established by DTC:

•	upon deposit of the global notes, DTC will credit the accounts of its participants designated by the underwriters with portions of the principal amount of the global notes; and

•	ownership of such interests in the global notes will be maintained by DTC (with respect to its participants) or by DTC’s participants and indirect participants (with respect to other owners of beneficial interests in the global notes).

Investors in the global notes may hold their interests therein directly through DTC, if they are participants in such system, or indirectly through organizations that are participants or indirect participants in such system. The depositaries, in turn, will hold interests in the notes in customers’ securities accounts in the depositaries’ names on the books of DTC.

All interests in a global note will be subject to the procedures and requirements of DTC. The laws of some jurisdictions require that certain persons take physical delivery of certificates evidencing securities they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants, the ability of beneficial owners of interests in a global note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the notes, see “—Exchange of book-entry notes for certificated notes”.

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest on, a global note registered in the name of DTC or its nominee will be payable by the trustee (or the paying agent if other than the trustee) to DTC in its capacity as the registered holder under the indenture. We and the trustee, as applicable, will treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of us, the trustee or any of our respective agents has or will have any responsibility or liability for:

•	any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global notes, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date in amounts proportionate to their respective holdings in the principal amount of the relevant security as shown on the records of DTC, unless DTC has reason to believe it will not receive payment on such payment date. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee, as applicable, or us.

Neither we nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same day funds.

Exchange of book-entry notes for certificated notes

The global notes are exchangeable for certificated notes in definitive, fully registered form without interest coupons only if DTC notifies us that it is unwilling or unable to continue as depositary for the global notes.

Same-day settlement and payment

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

This section describes certain United States federal income tax consequences of owning the notes we are offering. It applies to you only if you acquire the notes in the offering at the offering price and you hold your notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns notes that are a hedge or that are hedged against interest rate risks,

•	a person that owns notes as part of a straddle or conversion transaction for tax purposes,

•	a person that purchases or sells notes as part of a wash sale for tax purposes, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

If you purchase notes at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the notes.

Please consult your own tax advisor concerning the consequences of owning these notes in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a note and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this subsection does not apply to you and you should refer to “United States Alien Holders” below.

Payments of Interest. You will be taxed on interest on your Note as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

Purchase, Sale and Retirement of the notes. Your tax basis in your Note generally will be its cost. You will generally recognize capital gain or loss on the sale or retirement of your Note equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments), and your tax basis in your Note. Capital gain of a noncorporate United States holder is generally taxed at preferential rates where the property is held for more than one year.

United States Alien Holders

This subsection describes the tax consequences to a United States alien holder. You are a United States alien holder if you are a beneficial owner of a note and you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a note.

If you are a United States holder, this subsection does not apply to you.

Under United States federal income and estate tax law, and subject to the discussions of FATCA withholding and backup withholding below, if you are a United States alien holder of a note:

a.	we and other U.S. payors generally would not be required to deduct United States withholding tax from payments of principal, and interest, to you if, in the case of payments of interest:

1.	you do not actually or constructively own 10% or more of the total combined voting power of all classes of stock of BOKF entitled to vote,

2.	you are not a controlled foreign corporation that is related to BOKF through stock ownership, and

3.	the U.S. payor does not have actual knowledge or reason to know that you are a United States person and:

1.	you have furnished to the U.S. payor an IRS Form W-8BEN or W-8BEN-E or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person,

2.	in the case of payments made outside the United States to you at an offshore account (generally, an account maintained by you at a bank or other financial institution at any location outside the United States), you have furnished to the U.S. payor documentation that establishes your identity and your status as the beneficial owner of the payment for United States federal income tax purposes and as a non-United States person,

3.	the U.S. payor has received a withholding certificate (furnished on an appropriate IRS Form W-8 or an acceptable substitute form) from a person claiming to be:

i.	a withholding foreign partnership (generally a foreign partnership that has entered into an agreement with the IRS to assume primary withholding responsibility with respect to distributions and guaranteed payments it makes to its partners),

ii.	a qualified intermediary (generally a non-United States financial institution or clearing organization or a non-United States branch or office of a United States financial institution or clearing organization that is a party to a withholding agreement with the IRS), or

iii.	a U.S. branch of a non-United States bank or of a non-United States insurance company,

and the withholding foreign partnership, qualified intermediary or U.S. branch has received documentation upon which it may rely to treat the payment as made to a non-United States person that is, for United States federal income tax purposes, the beneficial owner of the payment on the notes in accordance with U.S. Treasury regulations (or, in the case of a qualified intermediary, in accordance with its agreement with the IRS),

4.	the U.S. payor receives a statement from a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business,

i.	certifying to the U.S. payor under penalties of perjury that an IRS Form W-8BEN or W-8BEN-E or an acceptable substitute form has been received from you by it or by a similar financial institution between it and you, and

ii.	to which is attached a copy of the IRS Form W-8BEN or W-8BEN-E or acceptable substitute form, or

5.	the U.S. payor otherwise possesses documentation upon which it may rely to treat the payment as made to a non-United States person that is, for United States federal income tax purposes, the beneficial owner of the payments on the notes in accordance with U.S. Treasury regulations; and

•	no deduction for any United States federal withholding tax would be made from any gain that you realize on the sale or exchange of your Note.

Further, a note held by an individual who at death is not a citizen or resident of the United States would not be includible in the individual’s gross estate for United States federal estate tax purposes if:

•	the decedent did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of BOKF entitled to vote at the time of death and

•	the income on the Note would not have been effectively connected with a United States trade or business of the decedent at the same time.

FATCA Withholding

Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax (“FATCA withholding”) may be imposed on certain payments to you or to certain foreign financial institutions, investment funds and other non-U.S. persons receiving payments on your behalf if you or such persons fail to comply with certain information reporting requirements. Such payments will include U.S.-source interest and the gross proceeds from the sale or other disposition of debt instruments that can produce U.S.-source interest. Payments of interest that you receive in respect of the notes could be affected by this withholding if you are subject to the FATCA information reporting requirements and fail to comply with them or if you hold notes through a non-U.S. person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to you would not otherwise have been subject to FATCA withholding). Payments of gross proceeds from a sale or other disposition of notes could also be subject to FATCA withholding unless such disposition occurs before January 1, 2019. You should consult your own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.

Backup Withholding and Information Reporting

In general, if you are a noncorporate United States holder, we and other payors are required to report to the IRS all payments of principal and interest on your Note. In addition, we and other payors are required to report to the IRS any payment of proceeds of the sale of your Note before maturity within the United States. Additionally, backup withholding would apply to any payments, if you fail to provide an accurate taxpayer identification number, or you are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

In general, if you are a United States alien holder, we and other payors are required to report payments of interest on your notes on IRS Form 1042-S. Payments of principal or interest made by us and other payors to you would otherwise not be subject to information reporting and backup withholding, provided that the certification requirements described above under “— United States Alien Holders” are satisfied or you otherwise establish an exemption. In addition, payment of the proceeds from the sale of notes effected at a United States office of a broker will not be subject to backup withholding and information reporting if (i) the payor or broker does not have actual knowledge or reason to know that you are a United States person and (ii) you have furnished to the payor or broker an appropriate IRS Form W-8, an acceptable substitute form or other documentation upon which it may rely to treat the payment as made to a non-United States person.

In general, payment of the proceeds from the sale of notes effected at a foreign office of a broker will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States. In addition, certain foreign brokers may be required to report the amount of gross proceeds from the sale or other disposition of notes under FATCA if you are, or are presumed to be, a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

CERTAIN ERISA CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans and any other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (together, “Parties in Interest”) with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, non-U.S. or other laws (“Similar Laws”).

The acquisition and holding of the notes by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which the Issuer, the Calculation Agent, the Security Registrar and the Paying Agent or an Agent or any of their respective affiliates is or becomes a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the notes are acquired and held pursuant to an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the notes. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of the notes, provided that neither the Party in Interest nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Any purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase and holding of the notes or any interest therein that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and is not purchasing the notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement or (2) the purchase and holding of the notes will not constitute a non-exempt prohibited transaction under ERISA or the Code or a similar violation under any applicable Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the notes on behalf of or with the assets of any Plan, Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the service provider exemption or the potential consequences of any purchase or holding under Similar Laws, as applicable. Purchasers of the notes have exclusive responsibility for ensuring that their purchase and holding of the notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any notes to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us, the Agents or any of their respective affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

UNDERWRITING

Morgan Stanley & Co. LLC is acting as the manager of this offering on behalf of each of the underwriters named below. Morgan Stanley & Co. LLC, BOSC, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Wells Fargo Securities, LLC are acting as joint book-running managers of this offering. Subject to the terms and conditions of the underwriting agreement between us and the manager on behalf of the several underwriters, we have agreed to issue and sell $                 aggregate principal amount of the notes, and the underwriters through their manager have severally, but not jointly, agreed to purchase from us the principal amount of notes listed opposite their names below:

Underwriters	Principal Amount of notes
Morgan Stanley & Co. LLC	$
BOSC, Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC

Total	$

Subject to the conditions precedent specified in the underwriting agreement, the underwriters are obligated to take and pay for all of the notes if any of the notes are taken. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of notes may be terminated.

We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional $                 aggregate principal amount of notes solely to cover over-allotments at the initial public offering price set forth on the cover page of this prospectus supplement less the applicable underwriting discount. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the principal amount of notes as the number listed next to the underwriter’s name in the preceding table bears to the total principal amount of the notes listed next to the names of all underwriters in the preceding table.

Subject to certain limited exceptions, we have agreed with the underwriters, for a period of 30 days after the initial issuance date of the notes, not to offer, sell, contract to sell or otherwise dispose of any debt or preferred securities of BOKF substantially similar to the notes.

Underwriting Discounts and Commissions and Offering Expenses

The notes sold by the underwriters to the public will be offered at the public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount of up to     % of the principal amount of the notes. If all the notes are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the underwriting discounts and commissions to be received by the underwriters in connection with the sale of the notes, expressed as a percentage of the principal amount and in total, assuming no exercise of the overallotment option:

Underwriting discounts and commissions
Per note(1)		%
Total	$

(1)	Reflects $ aggregate principal amount of notes sold to retail investors, for which the underwriters received an underwriting discount of $ per note, and $ aggregate principal amount of notes sold to institutional investors, for which the underwriters received an underwriting discount of $ per note.

The aggregate proceeds to us are set forth on the cover page of this prospectus supplement before deducting our offering expenses. We estimate that we will pay approximately $                 for offering expenses, excluding underwriting discounts and commissions.

Indemnification and Contribution

We have agreed to indemnify the several underwriters and their respective affiliates and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933. If we are unable to provide this indemnification, we will contribute to payments that the underwriters (and their respective affiliates and controlling persons) may be required to make in respect of those liabilities.

New Issue of notes

The notes will be new issues of securities with no established trading market. We will apply for the listing of the notes on the NASDAQ under the symbol “BOKFL.” If approved for listing, we expect trading of the notes on the NASDAQ to commence within 30 days after they are first issued. No assurance can be given as to whether the notes will be approved for listing, how liquid the trading market for the notes will be or that an active market for the notes will develop. If an active trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

Price Stabilization and Short Position and Penalty Bids

In connection with the offering, the underwriters may engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are listed on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position may cause the price of the security to be higher than it might be in the absence of these purchases.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

T+5 Settlement

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the fifth business day following the date on which the notes are priced (“T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days after the date the securities are priced, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of the pricing or the next succeeding business day will be required, by virtue of the fact that the notes will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement; such purchasers should also consult their own advisors in this regard.

Conflicts of Interest

BOSC, Inc., a broker-dealer registered with FINRA and a wholly-owned subsidiary of BOKF, may participate in offerings of securities made by means of this prospectus supplement. Accordingly, BOSC, Inc. has a “conflict of interest” as defined in FINRA Rule 5121, and any offerings made by means of this prospectus supplement will be conducted in compliance with Rule 5121. Pursuant to FINRA Rule 5121, BOSC, Inc. will not confirm sales to any account over which it exercises discretionary authority without the specific prior written approval of the account holder.

Affiliations with Underwriters

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

VALIDITY OF THE NOTES

The validity of the notes will be passed upon for the Company by Frederic Dorwart, Lawyers, Tulsa, Oklahoma, and for the underwriters by Sullivan & Cromwell LLP, New York, New York. Frederic Dorwart, Lawyers will rely on Sullivan & Cromwell LLP for New York law matters, and Sullivan & Cromwell LLP will rely on Frederic Dorwart, Lawyers for Oklahoma law matters. Frederic Dorwart, Lawyers and certain of its members are indebted to and have other banking and trust relationships with the Company. Frederic Dorwart, of Frederic Dorwart, Lawyers, is secretary and general counsel of BOKF and the Bank.

EXPERTS

The consolidated financial statements of BOK Financial incorporated by reference in BOK Financial’s Annual Report (Form 10-K) for the year ended December 31, 2015, and the effectiveness of BOK Financial’s internal control over financial reporting as of December 31, 2015, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

BOK Financial Corporation

Subordinated Debt Securities

The securities listed above may be offered and sold by us and/or may be offered and sold, from time to time, by one or more selling security holders to be identified in the future. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement.

Investing in our securities involves risks. See “Risk Factors” in our most recent annual report on Form 10-K, which is incorporated herein by reference, in any of our subsequently filed quarterly and current reports that are incorporated herein by reference and in any applicable prospectus supplement.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement.

These securities will be our unsecured obligations and will not be savings accounts, deposits or other obligations of any bank or non-bank subsidiary of ours and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated June 20, 2016.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or the accompanying prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus and the accompanying prospectus supplement together are an offer to sell only the securities offered hereby and thereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus and accompanying prospectus supplement is current only as of its date.

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ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration statement, we may sell subordinated debt securities.

Each time we sell securities we will provide a prospectus supplement containing specific information about the terms of the securities being offered. The prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus (including the information incorporated by reference herein) and any prospectus supplement, you should rely on the information in the applicable prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “BOK Financial”, “we”, “us”, “our” or similar references mean BOK Financial Corporation.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room. In addition, our SEC filings are available to the public at the SEC’s website at http://www.sec.gov and on our website at https://www.bokf.com. We have included the SEC’s web address and our web address as inactive textual references only. Except as specifically incorporated by reference in this prospectus, information on those websites is not part of this prospectus.

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below and any documents we file with the SEC after the date of this prospectus under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and before the date that the offering of securities by means of this prospectus is completed:

•	Annual Report on Form 10-K for the year ended December 31, 2015;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2016

•	Current Reports on Form 8-K filed on the following dates: March 14, 2016 and April 28, 2016 (Item 5.07, Accession No. 0000875357-16-000033).

Unless stated otherwise in the applicable report, information furnished under Item 2.02 or 7.01 of our Current Reports on Form 8-K, including those listed above, is not incorporated herein by reference.

You may request a copy of any of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:

BOK Financial Corporation

Attention: Corporate Secretary

124 E. 4th Street

Tulsa, Oklahoma 74103

(918) 583-9922

Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus is not part of this prospectus.

You should rely only on the information incorporated by reference or presented in this prospectus or the applicable prospectus supplement. Neither we, nor any underwriters, dealers or agents, have authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates of those documents.

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RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Three Months Ended March 31,		Years Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	6.80x	17.57x	16.57x	18.80x	21.80x	20.85x	12.81x
Including interest on deposits	3.93x	6.99x	7.00x	6.83x	7.12x	6.78x	4.54x

The ratio of earnings to fixed charges is calculated in accordance with SEC requirements and computed by dividing earnings by fixed charges. For purposes of computing our ratio of earnings to fixed charges, earnings consist of net income before taxes plus fixed charges. Fixed charges, excluding interest on deposits, consist of interest expense and one-third of our rental expense, which we estimate to represent interest.

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USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities for general corporate purposes unless otherwise specified in the applicable prospectus supplement.

VALIDITY OF SECURITIES

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities will be passed upon for us by our counsel, Frederic Dorwart, Lawyers. Frederic Dorwart, Lawyers may rely on Sullivan & Cromwell LLP for certain New York law matters, and Sullivan & Cromwell LLP will rely on Frederic Dorwart, Lawyers for Oklahoma law matters. Any underwriters will be represented by their own legal counsel. Frederic Dorwart, Lawyers and certain of its members are indebted to and have other banking and trust relationships with BOK Financial. Frederic Dorwart, of Frederic Dorwart, Lawyers, is secretary and general counsel of BOK Financial.

EXPERTS

The consolidated financial statements of BOK Financial incorporated by reference in BOK Financial’s Annual Report (Form 10-K) for the year ended December 31, 2015, and the effectiveness of BOK Financial’s internal control over financial reporting as of December 31, 2015, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included herein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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BOK Financial Corporation

$                 % Subordinated Notes due 2056

Joint Book-Running Managers

Morgan Stanley

BofA Merrill Lynch

BOSC, Inc.

Wells Fargo Securities

June     , 2016